EXHIBIT 99.1

TeliaSonera returns the extra 3G licence in Denmark

STOCKHOLM, Sweden, Jan. 28, 2005 (PRIMEZONE) -- On October 11, 2004, the TeliaSonera Group closed the deal by which it acquired Orange Denmark from France Telecom. In connection with this and according to the provisional terms and conditions set by the Danish regulatory authority IT- og Telestyrelsen, the TeliaSonera Group received the 3G licence of Orange Denmark.

TeliaSonera will now return Orange's 3G licence to the Danish regulatory authority and will at the same time pay the statutory sum of DKK 213 million (SEK 260 million) as earlier communicated, that the returning of the licence will cost, which corresponds to three annual payments of DKK 71 million.

The sum of DKK 213 million (SEK 260 million) will be reported in TeliaSonera's Q4 2004 results as a non-recurring integration expense related to the merger with Orange in Denmark.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

For further information journalists can contact:
Kenneth Karlberg, President of TeliaSonera Norway, Denmark &
 the Baltic countries
+46-(0)8-713 58 30

Robert Neimanas, Communications Manager, TeliaSonera Danmark
+45-28 27 51 82

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2003 TeliaSonera had 11,957,000 mobile customers (37,610,000 incl associated companies) and 8,061,000 fixed customers (9,160,000 incl associated companies) and 1,631,000 internet customers (1,691,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange and the Helsinki Exchanges. Pro forma net sales January-December 2003 amounted to SEK 81.7 billion (EUR 9.01 billion). The number of employees was 26,694.

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